As filed with the U.S. Securities and Exchange Commission on May 29, 2026

Registration No. 333-290214

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)

abrdn Asia-Pacific Income Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

1900 Market Street, Suite 200
Philadelphia, PA 19103

(Address of Principal Executive Offices)

215-405-5700

(Registrant’s Telephone Number, Including Area Code)

Lucia Sitar, Esq.

c/o abrdn Inc.

1900 Market Street, Suite 200

Philadelphia, PA 19103

215-405-5700

(Name and Address of Agent for Service)

Copies to:

Thomas C. Bogle, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment is to file the final and executed Agreement and Plan of Reorganization and the opinion of counsel regarding tax consequences of the reorganization of the abrdn Global Income Fund, Inc. with and into abrdn Asia-Pacific Income Fund, Inc.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed on January 5, 2026, pursuant to Rule 424 of the General Rules and Regulations of the Securities Act of 1933, as amended (File No. 333-290214).

PART C

Other Information

Item 15. Indemnification

Section 2-418 of the General Corporate Law of Maryland, the state in which the Registrant was organized, empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorney’s fees, judgments, fines and certain settlements), including the advancement of expenses, actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party. In order to obtain advancements on expenses a director or officer must, among other requirements stated in the Registrant’s bylaws, provide a written affirmation of good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any advance if it is determined that such standard was not met. Indemnification of directors and officers will not be provided when a director or officer shows willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. The indemnification of directors and officers continues after such person has ceased being a director or officer, with regard to the duties performed while employed or in offices with the Registrant, and the benefits of indemnification inure to the heirs, executors and administrators of such person. Employees and agents who are not directors or officers of the Registrant may be indemnified.

Article IX of the Registrant’s Amended and Restated Bylaws provides:

Section 1.         Indemnification of Directors and Officers. The Corporation shall, to the fullest extent permitted by the MGCL and the 1940 Act, indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse the reasonable expenses in advance of ultimate disposition of a proceeding to any individual who is a present or former Director or officer of the Corporation and (a) who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) serves or has served at the request of the Corporation as a director, officer, partner, member, trustee, employee, agent or fiduciary of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.  The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 2.         Indemnification of Employees and Agents. Employees and agents who are not officers or Directors of the Corporation and each Director Emeritus may be indemnified, and the reasonable expenses of such employee, agent or Director Emeritus may be paid or reimbursed, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the MGCL or the 1940 Act.

Section 3.         Other Rights. The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to any Director, Director Emeritus, officer, employee or agent by resolution, agreement or otherwise.  The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of stockholders or disinterested Directors or otherwise.

Section 4.         Amendments. Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article IX, shall apply to or affect in any respect the applicability of this Article IX with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 5.         Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Director Emeritus, officer, employee or agent of the Corporation or who, while a Director, Director Emeritus, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position; provided that no insurance may be purchased by the Corporation on behalf of any person against any liability to the Corporation or to its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The Fund has entered into a separate agreement with each of the Fund’s Directors, pursuant to which the Fund has agreed to indemnify each Director against expenses reasonably incurred by such Director in a proceeding arising out of or in connection with the Director’s service to the Fund, to the maximum extent permitted by the Maryland General Corporation Law and the Investment Company Act of 1940, as amended.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Reference is also made to:

Section 3 of the Management Agreement with abrdn Asia Limited

Section 10 of the Subadvisory Agreement.

Item 16.	Exhibits

(1)	Charter of Registrant

a.	Articles of Amendment and Restatement dated May 9, 2003 incorporated by reference to Exhibit a.1 to Amendment No. 41 to the Fund’s registration statement on Form N-2 filed on July 6, 2012, Accession No 0001104659-12-047879 (“Amendment No. 41”).

b.	Articles Supplementary dated June 26, 2013 incorporated by reference to Exhibit 1(b) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

c.	Articles of Amendment dated June 30, 2022 incorporated by reference to Exhibit 1(c) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

d.	Articles of Amendment dated September 5, 2024 incorporated by reference to Exhibit 1(d) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

e.	Articles Supplementary dated October 1, 2024 incorporated by reference to Exhibit 3.1 to the Fund’s Current Report on Form 8-K filed on October 3, 2024 (SEC Accession No. 0001104659-24-105892).

(2)	By-Laws

a.	Amended and Restated By-Laws of the Fund dated September 30, 2015 incorporated by reference to Exhibit B to the Fund’s Form N-SAR filed on December 30, 2015 (SEC Accession No. 0001410368-15-001647).

(3)	Voting Trust Agreement – Inapplicable.

(4)	Agreement of Reorganization

a.	Agreement and Plan of Reorganization.(1).

(5)	Instruments Defining the Rights of Holders of the Securities being Registered

a.	See the Charter (Exhibit 1 above) and the By-Laws (Exhibit 2 above).

(6)	Investment Advisory Contract

a.	Amended and Restated Investment Management Agreement between the Registrant and Aberdeen Asset Management Asia Limited dated as of April 3, 2009 incorporated by reference to Exhibit g.1 to Amendment No. 40 on Form N-2 filed on June 24, 2009, SEC Accession No. 0000943663-09-000121 (“Amendment No. 40”).

b.	Amended and Restated Investment Sub-Advisory Agreement between the Registrant and Aberdeen Asset Managers Limited dated as of November 1, 2015 incorporated by reference to Exhibit 6(b) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

(7)	Distribution Contracts – Inapplicable.

(8)	Bonus or Profit Sharing Contracts – Inapplicable.

(9)	Custody Agreement

a.	Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of April 11, 1986 Incorporated by reference to Exhibit j.1 to Amendment No. 34 on Form N-2 filed on October 9, 2002 (SEC Accession No. 0000928385-02-003263) (“Amendment No. 34”).

b.	Amendment to the Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of July 18, 1986 incorporated by reference to Exhibit j.2 to Amendment No. 34.

c.	Amendment to the Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of November 26, 1986 incorporated by reference to Exhibit j.3 to Amendment No. 34.

d.	Amendment to the Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of December 4, 1998 incorporated by reference to Exhibit j.4 to Amendment No. 34.

e.	Second Amendment to the Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of July 8, 2005 incorporated by reference to Exhibit j.5 to Amendment No. 36 on Form N-2 filed on September 1, 2006 (SEC Accession No. 0000943663-06-000273).

f.	Amendment to the Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of February 26, 2010 incorporated by reference as exhibit j.6 to Amendment No. 41.

g.	Amendment to the Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of June 1, 2015 incorporated by reference to Exhibit 9(g) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

h.	Amendment to the Custodian Contract between the Registrant and State Street Bank Trust and Company dated as of January 1, 2025 incorporated by reference to Exhibit 9(h) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

(10)	Rule 12b-1 Plan – Inapplicable.

(11)	Opinion and Consent of Dechert LLP incorporated by reference to Exhibit 11 to Pre-Effective Amendment No. 1 to the Fund's registration statement on Form N-14 filed on December 29, 2025 (SEC Accession No. 0001104659-25-124773).

(12)	Tax Opinion.(1)

(13)	Other Material Contracts

a.	Amended and Restated Transfer Agency and Service Agreement with Computershare Trust Company, N.A. dated April 1, 2025 incorporated by reference to Exhibit 13.a to abrdn Global Infrastructure Income Fund’s registration statement on Form N-14 (File No. 333-286643) filed on April 18, 2025 (SEC Accession No. 0001104659-25-036328).

b.	Administrative Agreement between the Fund and Aberdeen Asset Management Inc. incorporated by reference to Exhibit k.18 to Amendment No. 36 on Form N-2 filed on September 1, 2006 (SEC Accession No. 0000943663-06-000273).

c.	Amendment to the Administration Agreement between the Fund and Aberdeen Asset Management Inc. dated as of February 1, 2010 incorporated by reference to Exhibit k.3 to Amendment No. 41.

d.	Sub-Administration Agreement with State Street Bank and Trust Company NA dated February 26, 2010 incorporated by reference to Exhibit k.3 to the abrdn Global Infrastructure Fund’s registration statement on Form N-2 (File No. 811-23490) filed on June 22, 2020 (SEC Accession No. 0001104659-20-075686) .

e.	Amendment dated January 1, 2025 to the Sub-Administration Agreement incorporated by reference to Exhibit 13.d to the abrdn Global Infrastructure Income Fund’s registration statement on Form N-14 (File No. 333-286643) filed on April 18, 2025 (SEC Accession No. 0001104659-25-036328).

f.	Additional Funds Letter Related to the Sub-Administration Agreement incorporated by reference to Exhibit k.5 to the abrdn Global Infrastructure Income Fund’s registration statement on Form N-2 (File No. 811-23490) filed on July 28, 2020 (SEC Accession No. 0001104659-20-086949).

g.	Amended and Restated Investor Relations Services Agreement dated June 13, 2024 incorporated by reference to Exhibit 13(g) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

h.	Amended and Restated Credit Agreement among the Registrant, the Lender parties thereto, and Bank of America, N.A., dated as of April 7, 2017 (the “Credit Agreement”) incorporated by reference to Exhibit 13(h) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

i.	Amendment No. 1 to Credit Agreement dated as of August 8, 2017 incorporated by reference to Exhibit 13(i) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

j.	Amendment No. 2 to Credit Agreement dated as of February 12, 2020 incorporated by reference to Exhibit 13(j) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

k.	Amendment No. 3 to Credit Agreement a dated as of March 19, 2020 incorporated by reference to Exhibit 13(k) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

l.	Amendment No. 4 to Credit Agreement dated as of April 6, 2020 incorporated by reference to Exhibit 13(l) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

m.	Amendment No. 5 to Credit Agreement dated as of August 5, 2020 incorporated by reference to Exhibit 13(m) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

n.	Amendment No. 6 to Credit Agreement dated as of August 4, 2021 incorporated by reference to Exhibit 13(n) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

o.	Amendment No. 7 to Credit Agreement dated as of November 16, 2021 incorporated by reference to Exhibit 13(o) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

p.	Amendment No. 8 to Credit Agreement dated as of July 15, 2022 incorporated by reference to Exhibit 13(p) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

q.	Amendment No. 9 to Credit Agreement dated as of August 3, 2022 incorporated by reference to Exhibit 13(q) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

r.	Amendment No. 10 to Credit Agreement dated as of August 1, 2023 incorporated by reference to Exhibit 13(r) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

s.	Amendment No. 11 to Credit Agreement dated as of July 31, 2024 incorporated by reference to Exhibit 13(s) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

t.	Amendment No. 12 to Credit Agreement dated as of September 25, 2024 incorporated by reference to Exhibit 13(t) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

u.	Amendment No. 13 to Credit Agreement dated as of July 30, 2025 incorporated by reference to Exhibit 13(u) to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

(14)	Other Opinions

a.	Consent of Independent Registered Public Accounting Firm for the Acquired Fund and Acquiring Fund incorporated by reference to Exhibit 14.a to Pre-Effective Amendment No. 1 to the Fund's registration statement on Form N-14 filed on December 29, 2025 (SEC Accession No. 0001104659-25-124773).

b.	Opinion of the Independent Registered Public Accounting Firm for the Acquiring Fund incorporated by reference to Exhibit 14.b to Pre-Effective Amendment No. 1 to the Fund's registration statement on Form N-14 filed on December 29, 2025 (SEC Accession No. 0001104659-25-124773).

(15)	Omitted Financial Statements – Inapplicable.

(16)	Powers of Attorney incorporated by reference to Exhibit 16 to the Fund’s registration statement filed on Form N-14 on September 12, 2025.

(17)	Additional Exhibits – Inapplicable.

(18)	Filing Fee Table.(1)

(1)	Filed herewith.

Item 17. Undertakings

(1)            The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)            The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)            The undersigned registrant agrees to file, by post-effective amendment, opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 29th day of May, 2026.

ABRDN ASIA-PACIFIC INCOME FUND, INC.

By:	/s/ Alan Goodson
Alan Goodson, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Radhika Ajmera*	Trustee	May 29, 2026
Radhika Ajmera

/s/ Christian Pittard*	Trustee	May 29, 2026
Christian Pittard

/s/ Rahn K. Porter*	Trustee	May 29, 2026
Rahn K. Porter

/s/ Moritz Sell*	Trustee	May 29, 2026
Moritz Sell

/s/ Alan Goodson	President (Principal Executive Officer)	May 29, 2026
Alan Goodson

/s/ Sharon Ferrari	Treasurer and Chief Financial Officer	May 29, 2026
Sharon Ferrari	(Principal Financial Officer/Principal Accounting Officer)

*This filing has been signed by each of the persons so indicated by the undersigned Attorney-in-Fact pursuant to powers of attorney previously filed.

*By:	/s/ Lucia Sitar
Lucia Sitar
Attorney-in-Fact pursuant to
Powers of Attorney

EXHIBIT LIST

4.a	Agreement and Plan of Reorganization

12	Tax Opinion.

18	Filing Fee Table